                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995.

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
FOR THE TRANSITION PERIOD FROM              TO
                               ------------    -----------


COMMISSION FILE NUMBER:  0 - 24300


     A. Full title of the plan and address of the plan, if different from that of the issuer named below: NORRELL CORPORATION 401 (K) RETIREMENT SAVINGS PLAN, formerly known as the NORRELL CORPORATION HORIZON PLAN - PACE AND STRIDES.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: NORRELL CORPORATION, 3535 PIEDMONT ROAD, NE, ATLANTA, GA 30305.

                              NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN



      FINANCIAL STATEMENTS AND SCHEDULES AS OF DECEMBER 31, 1995 AND 1994


                                 TOGETHER WITH

                                AUDITORS' REPORT

                              NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994




                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits, with Fund
        Information, at December 31, 1995
     Statement of Net Assets Available for Benefits, with Fund
        Information, at December 31, 1994
     Statement of Changes in Net Assets Available for Benefits, with
        Fund Information, for the Year Ended December 31, 1995
     Notes to Financial Statements and Schedules at December 31,
        1995 and 1994


SCHEDULES SUPPORTING THE FINANCIAL STATEMENTS

  Schedule I:  Item 27a - Schedule of Assets Held for Investment
    Purposes at December 31, 1995

 Schedule II: Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



        To the Administrator of the
        Norrell Corporation 401 (k)
        Retirement Savings Plan:


        We have audited the accompanying statements of net assets available for benefits of the NORRELL CORPORATION 401 (k) RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.






        Atlanta, GA
        June 20, 1996

                             NORRELL CORPORATION

                        401 (K) RETIREMENT SAVINGS PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1995


                              Guaranteed  Fidelity Asset  Fidelity Advisor   20th Century    Warburg Pincus  Norrell
ASSETS                        Long Term      Manager    Growth Opportunity  Ultra Investors  International    Stock
                                 Fund         Fund             Fund              Fund             Fund         Fund         Total
                              ----------  -------------- -----------------  ---------------  --------------  ---------    ----------
Investments, at fair value
  (Note 1):
   Common stock - Norrell
       Corporation              $   --       $  --         $  --              $  --           $  --        $7,674,991    $ 7,674,991
   Pooled separate accounts         --        477,645       3,648,970          424,947         405,461         --          4,957,023
   Insurance Company
       unallocated contracts     5,499,027      --            --                 --              --            --          5,499,027
                                ----------   --------      ----------         --------        --------     ----------    -----------
           Total investments     5,499,027    477,645       3,648,970          424,947         405,461      7,674,991     18,131,041


Receivables:
    Participant contributions       46,031      9,642          28,891            8,801           8,820         13,740        115,925
    Employer  contributions         --          --            --                 --               --          585,285        585,285
                                ----------   --------      ----------         --------        --------     ----------    -----------
           Total receivables        46,031      9,642          28,891            8,801           8,820        599,025        701,210


    Accrued income                  --          --            --                 --               --           15,604         15,604
                                ----------   --------      ----------         --------        --------     ----------    -----------
           TOTAL ASSETS          5,545,058    487,287       3,677,861          433,748         414,281      8,289,620     18,847,855


LIABILITIES                         --         --             --                 --               --           --             --
                                ----------   --------      ----------         --------        --------     ----------    -----------
NET ASSETS AVAILABLE
          FOR BENEFITS          $5,545,058   $487,287      $3,677,861         $433,748        $414,281     $8,289,620    $18,847,855
                                ==========   ========      ==========         ========        ========     ==========    ===========

        The accompanying notes are an integral part of this statement.

                        401 (K) RETIREMENT SAVINGS PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1994


                                 Guaranteed       Flexible Growth
ASSETS                             Income            Balanced           Value Equity      Norrell Stock
                                    Fund               Fund                 Fund              Fund               Total
                                 ----------       ----------------      ------------      --------------       ----------
Investments, at fair value
  (Note 1):
   Common stock - Norrell
       Corporation               $   --               $   --              $  --              $4,983,017        $4,983,017
   Collective funds                417,360             1,289,938           298,800               --             2,006,098
   Interest bearing cash             --                   --                 --                   1,796             1,796
                                 ---------            ----------          --------           ----------        ----------
        Total investments          417,360             1,289,938           298,800            4,984,813         6,990,911


Receivables:
    Participant contributions       11,537                33,997            19,178               13,249            77,961
    Employer  contributions          --                    --                 --                311,735           311,735
                                 ---------            ----------          --------           ----------        ----------
        Total Receivables           11,537                33,997            19,178              324,984           389,696

Accrued income and other
    receivables                      --                    --                 --                 15,542            15,542
                                 ---------            ----------          --------           ----------        ----------
        TOTAL ASSETS               428,897             1,323,935           317,978            5,325,339         7,396,149


LIABILITIES

Administrative and other
    payables (Note 2)                --                    --                 --                 36,214            36,214
                                 ---------            ----------          --------           ----------        ----------

NET ASSETS AVAILABLE
        FOR BENEFITS             $ 428,897            $1,323,935          $317,978           $5,289,125        $7,359,935
                                 =========            ==========          ========           ==========        ==========


        The accompanying notes are an integral part of this statement.

                              NORRELL CORPORATION

                        401 (K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                       Flexible Growth  Value
                                         Guaranteed       Balanced      Equity    Guaranteed    Cigna Balanced Fidelity Asset
                                         Income Fund        Fund         Fund    Long Term Fund  Account Fund   Manager Fund
                                         -----------   ---------------  -------  -------------- -------------- --------------
Participant Contributions                 $       0     $         0    $      0    $1,130,142      $   60,653      $236,719

Employer Contributions                            0               0           0       100,690           5,409        18,308
                                          ---------     -----------    --------    ----------      ----------      --------
                                                  0               0           0     1,230,832          66,062       255,027


Investment Income:
     Net appreciation in fair value
         of investments                       1,728          11,098       7,719             0          93,248        40,189
     Interest and Dividends                       0               0           0       273,339               0             0
                                          ---------     -----------    --------    ----------      ----------      --------
             Total Investment Income          1,728          11,098       7,719       273,339          93,248        40,189

Benefits Paid to Participants               (29,959)        (88,100)    (18,155)     (829,251)       (123,401)      (24,834)

Interfund Transfers                        (400,666)     (1,246,933)   (307,542)    1,840,499        (755,084)      216,905

Transfer from Tascor, Inc.
     401 (K) Plan (Note 1)                        0               0           0     3,029,639         719,175             0

Net (Decrease) Increase
in Net Assets Available
                                          ---------     -----------    --------    ----------      ----------      --------
For Benefits                               (428,897)     (1,323,935)   (317,978)    5,545,058               0       487,287

Net Assets Available
For Benefits on
                                          ---------     -----------    --------    ----------      ----------      --------
December 31, 1994                           428,897       1,323,935     317,978             0               0             0

Net Assets Available
For Benefits on
December 31, 1995                         $       0     $         0    $      0    $5,545,058       $       0      $487,287
                                          =========     ===========    ========    ==========       =========      ========



                                Fidelity Advisor Growth 20th Century   Warburg Int.  Norrell Stock
                                     Opportunity Fund   Ultra Fund    Equity Fund       Fund          Total
                                     ----------------  ------------   ------------ -------------    ----------

Participant Contributions                $ 694,136     $  152,497      $238,201     $  282,187     $ 2,794,535

Employer Contributions                      52,613         11,605        20,207        532,267         741,099
                                         ---------     ----------      --------     ----------     -----------
                                           746,749        164,102       258,408        814,454       3,535,634


Investment Income:
     Net appreciation in fair value
         of investments                    804,345         39,098        45,378      2,788,313       3,831,116
     Interest and Dividends                      0              0             0         64,361         337,700
                                        ----------     ----------      --------     ----------     -----------
             Total Investment Income       804,345         39,098        45,378      2,852,674       4,168,816

Benefits Paid to Participants             (387,680)        (9,209)      (22,667)      (572,206)     (2,105,462)

Interfund Transfers                        374,329        239,757       133,162        (94,427)              0

Transfer from Tascor, Inc.
     401 (K) Plan (Note 1)               2,140,118              0             0              0       5,888,932

Net (Decrease) Increase
in Net Assets Available
                                        ----------     ----------      --------     ----------     -----------
For Benefits                             3,677,861        433,748       414,281      3,000,495      11,487,920

Net Assets Available
For Benefits on

December 31, 1994                                0              0             0      5,289,125       7,359,935
                                        ----------     ----------      --------     ----------     -----------

Net Assets Available
For Benefits on
December 31, 1995                       $3,677,861     $  433,748      $414,281     $8,289,620     $18,847,555
                                        ==========     ==========      ========     ==========     ===========

         The accompanying notes are an integral part of this statement.


                              NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994


1.   DESCRIPTION OF THE PLAN

          The following brief description of the Norrell Corporation 401(K) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

          The Plan, formerly known as the Norrell Corporation Horizon Plan - Pace and Strides (the "Horizon Plan"), was amended and restated on December 30, 1994. Effective December 31, 1994, the Tascor, Inc. 401 (K) Retirement Savings Plan was legally merged into the Plan with the actual transfer of the assets occurring on January 1, 1995. Connecticut General Life Insurance Company ("CIGNA"), the trustee and recordkeeper of the Tascor, Inc. 401(k) Retirement Savings Plan, was retained for the safekeeping and investment of the assets of the amended and restated plan.

          The Plan is a defined contribution salary deferral and profit sharing plan for the exclusive benefit of eligible employees of the Company. An employee is eligible to participate on the next entry date following the date he or she completes one year of qualifying service and attains age 18.

          Participants may contribute, via payroll deductions, up to 15% of their before-tax compensation, as defined, subject to certain provisions of the Internal Revenue Code, into any one of the six existing investment options or a combination thereof in increments of 1%. The participant elections toward allocating contributions may be changed quarterly. For each $1.00 of annual compensation deferred up to the first 4% of annual compensation, the participant will receive a matching company contribution of $.25. All participant and employer match contributions are 100% participant-directed. The Company may, at its discretion, make an additional annual contribution, all of which is invested in the Norrell Stock Fund.

          Under the terms of the Plan, participants are eligible for distribution of their accounts upon the earlier of death, retirement, disability, or termination of employment. Distributions of a participant's deferral account, as defined, may also be made for certain defined hardships. In the event of a participant's termination, the participant may receive stock certificates or convert stock to cash for all investments in the Norrell Stock Fund.

          The Plan provides each participant with an individual account which reflects the participant's interest in the fund resulting from contributions, interest, dividends, realized and unrealized gains, and other sources of income, less realized and unrealized losses, expenses, and other distributions which are attributable to the interest of each participant. Contributions attributable to a specific participant are recorded to his or her account. The Company's contributions are allocated annually based on the ratio of the participant's annual salary to the total annual salaries of all participants who are eligible to receive an allocation and are made only to the Norrell Stock Fund. In 1995, the Company contributed $741,099 to the Plan. Income or loss of each individual fund shall be allocated to each participant based on the ratio of each participant's average account balance to the average total account balances of all participants.

          During the 1995 Plan year, the Guaranteed Income Fund, the Value Equity Fund, and both Balanced Fund options were discontinued as participant investment elections. Three new funds (the Fidelity Asset Manager, the Warburg International Equity, and the 20th Century Ultra Investors Funds), two funds from Tascor, Inc.'s plan (the Guaranteed
     Long Term Account and the Fidelity Advisor Growth Opportunity Fund) and the Norrell Stock Fund were offered as alternative investment options. A description of each investment option is provided below:

          Guaranteed Long Term Account. This fund provides a fixed annual rate of return under unallocated insurance contracts issued by Connecticut General Life Insurance Company ("CIGNA"). The principal of all funds invested, along with credited interest, is guaranteed against loss by CIGNA. Interest rates are declared every six months in advance.

          Fidelity Advisor Growth Opportunity Fund. This fund is invested primarily in common stocks and securities convertible into common stocks that provide capital growth.

          Fidelity Asset Manager Fund. This fund seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short term instruments, both in the U.S. and abroad.

          Twentieth Century Ultra Investors Fund. This fund is normally invested in equity securities, primarily common stocks, of companies that have record of at least three years continuous operation.

          Warburg Pincus International Equity Fund. This fund seeks long term capital appreciation by investing in a broadly diversified portfolio of equity securities of financially strong non-U.S. issuers located in growing international economies.

          Norrell Stock Fund. This fund invests solely in the Company's common stock. This fund seeks long-term appreciation based on equities of Norrell Corporation and is appropriate for those willing to accept a potentially high level of value fluctuation.

          Participants are fully vested in any contributions they make and vest in Company contributions after three years of qualifying service. Forfeitures on nonvested Company contributions are offset against the Company contribution.

          Although the Company intends for the Plan to be permanent, the Company may terminate it at any time. In the event of Plan termination, participants become 100% vested in their balances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of Accounting

          The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

          Realized and unrealized gains and (losses) are presented as net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

          Valuation of Investments

          The value for the Plan's investments in the pooled separate accounts and the collective funds is determined by the Trustee based on the unit value for each fund which, in turn, is based on the market value of the pooled accounts' and the collective funds' underlying assets.

          Investment in Company common stock as of December 31, 1995 and 1994 is stated at market value as determined by the closing price on the New York Stock Exchange and the NASDAQ Stock Exchange, respectively.

          The value for the Plan's investments in insurance company unallocated contracts is determined by the Trustee based on the unit value for each fund which, in turn, is based on the book value of the insurance company unallocated contracts' assets.

          Administrative Expenses and other payables

          Effective January 1, 1995, the Company pays all administrative expenses of the Plan. Expenses payable at December 31, 1994 included amounts payable to Norrell Corporation for expenses paid by the Company on behalf of the Plan.

          Reclassification of Prior Year Financial Statements

          Certain prior year balances have been reclassified to conform with current year presentation in the financial statements.

3. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                   December 31,
                                                                       1995
                                                                   -----------
Net assets available for benefits
  per the financial statements                                      $18,847,855
Amounts allocated to withdrawing                                       (292,000)
  participants                                                      -----------
Net assets available for benefits                                   $18,555,855
  per the Form 5500                                                 ===========



     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                    Year ended
                                                                    December 31,
                                                                       1995
                                                                    -----------
Benefits paid per the financial                                      $2,105,462
  statements
Add: Amounts allocated to
  withdrawing participants at
  December 31, 1995                                                     292,000
Less: Amounts allocated to
  withdrawing   participants
  December 31, 1994                                                         -0-
                                                                     ----------
Benefits paid per the Form 5500                                      $2,397,462
                                                                     ==========


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1995 but not yet paid as of that date.

4.   TAX STATUS

          The Plan obtained its latest determination letter dated April 29, 1996 in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Therefore, management believes that the Plan was being operated in accordance with applicable provisions of the IRC as of December 31, 1995 and 1994.

                              NORRELL CORPORATION

                        401 (K) RETIREMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995

                                   SCHEDULE I



Identity of Issue, Borrower,
Lessor, or Similar Party       Description of Investment               Units              Cost          Current Value
- ----------------------------   -----------------------------------    -------          ----------       -------------
* Connecticut General Life     Guaranteed Long Term Fund              172,146         $ 5,499,027        $ 5,499,027
  Insurance Company

* Connecticut General Life     Fidelity Asset Manager Fund             28,608         $   434,383        $   477,645
  Insurance Company

* Connecticut General Life     Fidelity Advisor Growth Opportunity     88,854         $ 2,698,875        $ 3,648,970
  Insurance Company                      Fund

* Connecticut General Life     20th Century Ultra Investors Fund       14,990         $   387,550        $   424,947
  Insurance Company

* Connecticut General Life     Warburg Pincus International Fund       19,026         $   361,711        $   405,461
  Insurance Company

* Norrell Corporation          Norrell Stock Fund                     261,276         $ 5,134,650        $ 7,674,991
                                                                                      -----------        -----------
                                                                                      $14,516,196        $18,131,041
                                                                                      ===========        ===========
* Denotes "party-in-interest"


        The accompanying notes are an integral part of this schedule.

                              NORRELL CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  SCHEDULE II


 IDENTITY OF PARTY                                  NUMBER OF    PURCHASE    SELLING   LEASE   EXPENSE   COST OF   NET GAIN
      INVOLVED           DESCRIPTION OF ASSET     TRANSACTIONS     PRICE      PRICE   RENTAL  INCURRED    ASSET   OR (LOSS)
- -------------------   --------------------------  ------------  ---------- ---------- ------  --------  --------  ---------
Connecticut General   Guaranteed Long Term Fund:
  Life Insurance      Purchases                       (b)       $3,222,803 $    -      $ -      $ -     $   -     $   -
    Company           Sales                           (b)            -        966,634    -        -      966,634      -

Connecticut General   Fidelity Advisor Growth
  Life Insurance        Opportunity Fund:
    Company           Purchases                       78         1,124,505      -        -        -         -         -
                      Sales                           64             -        342,239    -        -      267,102    75,138

Norrell Corporation   Norrell Stock Fund(c):
                      Purchases                       46           897,271      -        -        -         -         -
                      Sales                           48             -        800,163    -        -      573,388   226,775

Connecticut General   Balanced Account Fund:
  Life Insurance      Purchases                       13            69,944      -        -        -         -         -
    Company           Sales                           37             -        863,838    -        -      737,997   125,840

Smith Barney          Flexible Growth Balanced
                        Fund 2:
                      Purchases                       2             35,244      -        -        -         -         -
                      Sales                           4              -      1,338,355    -        -      972,779   365,576


(a) Represents transactions or a series of transactions in securities in excess of 5% of the fair value of Plan assets at the beginning of the year.

(b) Information could not be obtained from the Plan's trustee.

(c) Excludes the in-kind transfer of the assets of the Norrell Stock Fund from Smith Barney to CIGNA.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     NORRELL CORPORATION
                                       401 (K) RETIREMENT
                                       SAVINGS PLAN


                                     By: NORRELL CORPORATION,
                                           as Plan Administrator



Date:  June 28, 1996                       By: /s/ Scott C. Harris
                                              ----------------------------
                                                  Scott C. Harris
                                                  Director of Benefits
                                                  Norrell Corporation

                               INDEX TO EXHIBITS




         Exhibit
         Number      Description


           23        Consent of Arthur Andersen LLP.